UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD Specialized Disclosure Report
General Cable Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	001-12983 (Commission File Number)	06-1398235 (IRS Employer Identification No.)

4 Tesseneer Drive Highland Heights, Kentucky 41076-9753 (Address of principal executive offices, including zip code)

Emerson C. Moser Senior Vice President, General Counsel and Corporate Secretary (859) 572-8000 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this report is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
A copy of General Cable Corporation’s Conflict Minerals Report for the year ended December 31, 2015 is attached as Exhibit 1.01 hereto and is available on our website at http://www.generalcablecsr.com/citizenship/conflictminerals.asp.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENERAL CABLE CORPORATION
(Registrant)

By:	/s/ Emerson C. Moser	Date: May 31, 2016
Emerson C. Moser
Senior Vice President, General Counsel and Corporate Secretary